UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), and subsequently to the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, hereby informs its shareholders and the market in general that, in replacement of the revised binding offer presented to Oi Group on July 27th, 2020 (“Revised Offer”), jointly with TIM S.A. (“TIM”) and Claro S.A. (“Claro” and, jointly with the Company and TIM, the “Bidders”) and, due to the new offer presented by the Bidders on September 7th, 2020, by which the Bidders have ratified the amount of R$ 16,500,000,000.00 (including R$ 756,000,000.00 related to transition services to be provided for in up to 12 months by Oi Group to the Bidders), plus the commitment to enter into long-term agreements for the provision of transmission capacity services, and adjustments in certain terms of the Revised Offer, the Bidders were qualified by the Oi Group to participate in the competitive process of disposal of the Mobile Assets UPI, as “stalking horse”, which should be reflected in the proposal of amendment to Oi Group’s Judicial Reorganization Plan, to be resolved on its General Creditors Meeting to be held on September 8, 2020.

With the position of “stalking horse” the Bidders will also have the right, in their sole discretion, to cover the highest value offer that may be presented in the said competitive process (“right to top”).

The Company restate that the transaction, if concluded, will bring benefits to its shareholders through the acceleration of growth and generation of efficiencies, to customers through improvement in the experience of use and quality of the service provided, and to the sector as a whole through reinforcement in its investment capacity, technological innovation and competitiveness.

The Company shall keep its shareholders and the market in general duly informed of the progress of the competitive process for the sale of Oi Group’s mobile assets, pursuant to ICVM 358 and the applicable legislation.

São Paulo, September 7, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 8, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director